ANSLEY SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

C O N T E N T S

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SEC FILE NUMBER
8-51865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ansley Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

899 Lone Pine Road
(No. and Street)

Bloomfield Hills	MI	48302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Russell D. Burks	(630) 579-1683	russburks@ansleycapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State Int'l	Linclonshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ansley Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LiNA KiRYAKOZA
Notary Public - State of Michigan
County of Oakland
My Commission Expires Jun 9, 20[illegible]1
Acting in the County of Oakland

Signature: ____________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Ansley Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ansley Securities LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ansley Securities LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ansley Securities LLC s management. Our responsibility is to express an opinion on Ansley Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ansley Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Ansley Securities LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 13, 2026

ANSLEY SECURITIES LLC
Statement of Financial Condition
DECEMBER 31, 2025

ASSETS

Cash	$	20,000
Accounts receivable		33,500
Prepaid assets		30,300
Total Assets	$	83,800

MEMBER'S EQUITY

Member's equity	$	83,800
Total Member's Equity	$	83,800

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Nature of Business and Revenue Recognition

Ansley Securities LLC (the "Company"), a wholly owned subsidiary of Ansley Capital Group, LLC (the "Parent"), was formed on April 14, 1999. The Company is a Georgia limited liability company, is a registered broker/dealer in securities and operates under the provisions of the Securities Exchange Act of 1934. The firm is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company performs advisory services by participating in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions. Company offers no guarantees, refunds or warranties.

During 2025, revenues earned were as a result of services provided for six customers with the two largest clients representing 49% and 25% of 2025 revenue, respectively.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP").

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Ansley generally earns its financial advisory revenue from engagements with clients to sell securities (capital raise or M&A) or assets to third parties or to purchase advise on the purchase of the securities or assets of a targeted firm. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction), or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, there were no contract liabilities.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred immaterial bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the entity's accounting policy election. During 2025, there were no accounts receivable that were deemed uncollectable.

Income Taxes

As a limited liability company, earnings and losses will be included in the income tax returns of the member. Accordingly, the Company does not incur income tax obligations.

Subsequent Events

Management has evaluated subsequent events through the date of these financial statements were available to be issued. No material transactions or events were found requiring recognition in the financial statements.

NOTE 2 – RELATED PARTIES

During 2025, the Company incurred $118,800 in expenses relating to a management agreement with the Parent in which the Company is obligated to pay in consideration of rent and other operating expenses. There was no balance payable to the Parent as of December 31, 2025. Prepaid assets of $30,300 as of December 31, 2025 represent the Company's prepayment of 2026 expenses under the management agreement. It is possible the terms of certain related party transactions are not the same as those that would result from transactions between wholly unrelated parties.

NOTE 3 – COMMITMENTS AND CONTINGINCIES

Other than the related party arrangement with its parent noted above, the Company had no commitments, no contingent liabilities and had not been named a defendant in any lawsuit at December 31, 2025, or during the year then ended.

ANSLEY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1 of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2025 and the net capital was $20,000, which was $15,000 in excess of the Company's required net capital. The ratio of aggregate indebtedness ($0) to net capital was 0 to 1.

NOTE 5 – LEASES

The Company has no lease arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2025.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has evaluated the implications, if any, of each of the pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that these additional pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a limited scope broker-dealer that offers financial advisory services in M&A transactions and private placements. The Company has identified its manager Russell D. Burks as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

ANSLEY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 8 – MEMBER'S EQUITY

Distributions pursuant to the Company's operating agreement, the Managing Member may authorize cash distributions to its sole Member, subject to regulatory capital requirements, liquidity needs, debt covenants, and other restrictions applicable to a registered broker-dealer. During the year ended December 31, 2025, the Company made cash distributions to its Member. These distributions were funded from operating cash flows. As a registered broker-dealer, the Company is subject to the net capital requirements of SEC Rule 15c3-1 and related FINRA regulations, which may restrict the amount and timing of distributions to Member. Management believes the Company was in compliance with all applicable net capital requirements at the time distributions were made.